UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Disc Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    254590102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 7
 Schedule 13G

 CUSIP NO. 254590102
           ---------



--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Henry Partners, L.P.   23-2888396
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               --------------
         (b)         X
               --------------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares                         268,000
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           -0-
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               268,000
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         268,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         4.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                                                     Page 3 of 7
Schedule 13G

CUSIP NO. 254590102
          ---------


--------------------------------------------------------------------------------
1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Matthew Partners, L.P. 23-3063303
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               -----------------
         (b)            X
               -----------------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares                         67,000
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           -0-
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               67,000
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         67,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         1.2%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                                                     Page 4 of 7
 Schedule 13G

 CUSIP NO. 254590102
           ---------


ITEM 1.

         (A)   NAME OF ISSUER:

               Disc Graphics, Inc.

         (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               10 Gilpin Avenue
               Hauppauge, New York  11778-8831

ITEM 2.

         (A)   NAME OF PERSON FILING:

               (1)      Henry Partners, L.P.
               (2)      Matthew Partners, L.P.

         (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, IF NONE, RESIDENCE:

               (1)      255 South 17th Street, Suite 2501
                        Philadelphia, PA 19103
               (2)      255 South 17th Street, Suite 2501
                        Philadelphia, PA 19103

         (C)   CITIZENSHIP:

               (1)      Delaware
               (2)      Delaware

         (D)   TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share

         (E)   CUSIP NUMBER:

               254590102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO [sections] 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


         (a)   [  ]  Broker or dealer registered under Section 15 of the Act
                     (15 U.S.C. 78o).

         (b)   [  ]  Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

         (c)   [  ]  Insurance company as defined in Section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

         (d)   [  ]  Investment company registered under Section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                                                     Page 5 of 7
 Schedule 13G

 CUSIP NO. 254590102
           ---------



         (e)   [  ]  An investment adviser in accordance with
                     [section]240.13d-1(b)(1) (ii)(E).

         (f)   [  ]  An employee benefit plan or endowment fund in accordance with [section]240.13d-(b)(1)(ii)(F).

         (g)   [  ]  A parent holding company or control person in accordance with [section]240.13d-1(b)(1)(ii)(G).

         (h)   [  ]  A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)   [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)   [  ]  Group, in accordance with [section]240.13d-(b)(1)(ii)(J).

         Not applicable.

ITEM 4.  OWNERSHIP

     Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 335,000 shares of common stock, or approximately 6.1% of the total number of shares of common stock outstanding. Henry Investment Trust, L.P. is the General Partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of the General Partner of Henry Partners, L.P. and Matthew Partners, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their General Partner and David W. Wright. This Schedule 13G is filed on behalf of Henry Partners, L.P. and Matthew Partners, L.P.

         (A)   AMOUNT BENEFICIALLY OWNED:

               (1)   268,000
               (2)    67,000

         (B)   PERCENT OF CLASS:

               (1)   4.9%
               (2)   1.2%

         (C)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               I.    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                     (1)   268,000
                     (2)    67,000

               II.   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                     (1)   -0-
                     (2)   -0-

                                                                     Page 6 of 7
 Schedule 13G

 CUSIP NO. 254590102
           ---------


               III.  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                     (1)   268,000
                     (2)    67,000

               IV.   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                     (1)   -0-
                     (2)   -0-


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                     Page 7 of 7
 Schedule 13G

 CUSIP NO. 254590102
           ---------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  HENRY PARTNERS, L.P. by its General Partner,
                                      HENRY INVESTMENT TRUST, L.P., by its
                                      General Partner, CANINE PARTNERS, LLC


Date:    October 2, 2002          By: /s/ David W. Wright
     -----------------------         -----------------------------------------
                                      David W. Wright,
                                      President


                                  MATTHEW PARTNERS, L.P. by its General Partner,
                                      HENRY INVESTMENT TRUST, L.P., by its
                                      General Partner, CANINE PARTNERS, LLC


Date:    October 2, 2002          By: /s/ David W. Wright
     -----------------------         -----------------------------------------
                                      David W. Wright,
                                      President